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Capital Link's
Closed-End Funds & Global ETFs
Webinar Series

Putting Your Gold to Work: Covered-Call Strategies for Today's Markets

Presented by

CREDIT SUISSE

TUESDAY, DECEMBER 3, 2013, 11:00 AM ET

4:00 PM LONDON | 5:00 PM PARIS | 6:00 PM ATHENS | 11:00 PM HONG KONG

DURATION: 40 MINUTES FOLLOWED BY Q&A SESSION

LISTEN TO OUR EXPERT PRESENTERS LIVE FROM YOUR OWN DESK

REGISTER

Media Partner

BarclayHedge

Overview

With interest rates in developed markets still remaining fairly low, investors continue to search for yield. Some say the reach into high yields has gone too far. Are there other parts of the portfolio that have the potential to generate yields? Can gold investments be used to generate income rather than just as a hedge against inflation or protection against a downturn?

Listen as Capital Link and Credit Suisse explore the role of a gold investment as a potential income producer. This 40-minute webinar focuses on the basics of covered-call strategies, their benefits to portfolios and their use in precious metals investments. Additional topics covered include:

- The risk/reward profile of owning alternative precious metals investments
- The mechanics of a covered-call strategy
- Effectively using a gold (or silver) covered-call strategy across varying investment objectives

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities to which this communication relates. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Featured Presenter



Paul Staneski, Ph.D.
Derivatives Solutions, LLC

After a 35-year career in the investment industry, Paul launched his own education and consulting firm, Derivatives Solutions LLC, in 2013. Paul began his career as an equity research analyst and quantitative portfolio strategist at one of the largest banks in the south where he pioneered some of the first ever uses of options in institutional money management. After earning his Ph.D. he spent ten years as a full-time university professor while maintaining an active consulting business, particularly in quantitative trading strategies and risk management. He then joined the Quantitative Research group at Swiss Bank/O'Connor in Chicago, modeling both equity and interest rate derivatives before becoming a member of their highly regarded Financial Markets Education team for over seven years (SB/OC became UBS in 1998). Most recently, Paul spent nine years at Credit Suisse, departing in 2013 as a Managing Director in Equities and Head of Derivatives Solutions & Training.

Paul has a B.A. in Economics (with High Honors) from William & Mary and M.S. and Ph.D. degrees in Applied Mathematics from Old Dominion University. He is also a certified Financial Risk Manager and a faculty member in the University of Chicago's Financial Mathematics graduate program.

Webinar Structure

The webinar will consist of a 40-minute expert presentation, which will be followed by a Q&A.

Q&A Session - *Submitting Questions*

Participants can submit questions prior to or during the event through the special feature on the event page, or they can email them to Capital Link at questions@capitallink.com. The Q&A portion of the webinar is expected to be 10-15 minutes long.

This webinar is organized by Capital Link, a New York-based Investor Relations and Financial Communications firm.

Registrants can download the PowerPoint presentation from this webcast.

A FREE AND INVALUABLE RESOURCE

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Who Should Attend?

Broker-Dealers - Certified Financial Planners - Certified Trust and Financial Advisors - Closed-End Funds Issuers - Financial Advisors - Financial Media - Financial Planners - Hedge Fund Managers - Institutional Investors - Investment Consultants - Pension Fund Managers - Prime Brokers - Private Bankers

About Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers. As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Further information can be found at http://www.credit-suisse.com/.

About Capital Link, Inc.

Capital Link is a New York-based investor relations and financial communications firm, which, among other activities, maintains a strategic focus on closed-end funds and ETFs.

Capital Link has developed specific investor outreach programs and IR tools focused on CEFs and ETFs in order to enhance their profiles among analysts, investors, and financial media.

In pursuit of this objective, Capital Link maintains websites dedicated to CEFs (http://www.cefforum.com/) and ETFs (http://www.etfforum.com/) that track the news and developments of all U.S. listed CEFs and ETFs, providing investors with a free information resource on these topics. The 13th Annual Closed-End Funds & Global ETFs Forum (http://www.capitallinkforum.com/), considered a premier industry annual event, will take place in New York City on April 24, 2014, bringing together investors, analysts, wealth management professionals, and CEF and ETF industry participants. Capital Link also offers the "Closed-End Funds & Global ETFs Webinar Series (http://www.capitallinkwebinars.com/)," an online interactive platform that is on CEFs, ETFs, and other pertinent industry topics. Open to the public, these virtual events provide an in-depth look into the CEF & ETF industry, and ground issues and timely topics in the context of the global economy, fostering a better understanding among participants.

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